11/10

03037523

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carso Global Telecom

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4379 FISCAL YEAR 12-31-01

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/18/03

Annual Report 2001

Carso Global Telecom

Index

Economic Overview

The year 2001 was a particularly difficult one for Mexico. Framed in the beginning of a new political administration and affected by the deterioration of the principal economic variables at the international level, particularly the recession in the United States which had been preceded by several years of consecutive growth, the Mexican economy reflected macroeconomic results below expectations forecast at the close of 2000. The Gross Domestic Product dropped by 0.3% compared with the same period of the previous year due, among other factors, to the reduction of global demand; the GDP stood at $6,395 thousand million constant pesos at the close of 2001.

The growth rate of the National Consumers Price Index was 4.4%, a reduction of 210 base points with respect to the 6.5% inflation forecast in the General Economic Policy Criteria (GEPC) for 2001. In December, a traditionally inflationary month, Mexico reflected an inflation of 0.14%, the lowest for the month of December ever reported by the National Consumers Price Index.

The exchange rate in 2001 held to an average $9.34 pesos to the dollar, lower than the parity taken as a reference when preparing the 2001 Federal Budget. The substantial demand for pesos resulting from the increase in Direct Foreign Investment which rose by 74% over the previous year, explains to a great extent the strength of the peso. In 2001, the deficit in the current account was US$17,457 million dollars, 2.5% of the GDP.

The trade balance registered a deficit of US$9,729 million dollars, 1.4% of the GDP, resulting from a 4.8% reduction of exports; the figure stood at US$158,547 million dollars. On the other hand, imports accounted for US$168,276 million dollars. International reserves were US$40,880 million dollars, a 22% increase over the level of year 2000.

Treasury Bonds (CETES), which act as a reference interest rate, generated an average yield of 11.3% in the 28-day term of reference, a 4 percentage point reduction compared to the same period of the previous year. Following the same trend, the Interbank Equilibrium Interest Rate (TIIE)averaged 12.8%, which compares favorably with the 17.0% of year 2000.

The variations in the international economic variables impact on Mexico, part of the highly globalized economy prevailing in the world, thus the country must maintain and consolidate its macroeconomic achievements.

Operating and Financial Results

Considering that América Móvil's businesses face very different business and regulatory environments from those of Telmex and in an effort to increase the company's corporate structure flexibility, the board of directors of Carso Global Telecom suggested the spin-off of Telecom. At an extraordinary shareholders' meeting held on November, 30, 2001, the spin-off was approved. América Telecom, S.A. de C.V. was established as a new Mexican corporation to hold Telecom's ownership interest in América Móvil shares. The purpose of the Spin-off was to improve the ability of each Telecom and América Telecom to address the distinct challenges and opportunities it faces. Beginning on December, Carso Global Telecom main investment was in Telmex, complemented by other minority holdings, while América Telecom's main investment was in América Móvil.

Establishing two separate publicly-traded companies through the Spin-off will provide benefits for both Telecom and América Telecom because management energies and corporate strategy will focus more closely on the specific circumstances of each business and each company can adopt a financial strategy reflecting its particular risks and potential returns.

América Telecom exists as a separate corporation, however its shares will not be delivered to shareholders, and will not trade separately from Telecom shares, until the distribution date, which is expected to take place during the firs months of 2001.

Carso Global Telecom reported satisfactory consolidated results, posting revenues of $111 billion pesos for year 2001, a 3.6% increase relative to year 2000. Operating income was $41 billion pesos, 4.6% higher than the previous year. Carso Global Telecom figures were restructured for comparison purposes, excluding the results of América Móvil both in 2001 and 2000. The net effect of the results of América Móvil is presented as spun-off operations.

Non consolidadted results for Telecom as of December 2001, posted $14.2 billion pesos of debt, a reduction of 33% relative to year 2000, mainly explained by the spin-off of América Telecom. The company's cash flow, basically conformed by the management fees and dividends received from its subsidiaries, totalled $2,323 million pesos, and was used to service the debt.

As of year end, outstanding shares of Carso Global Telecom amounted 3,757.3 million. Each shareholder of Telecom share is also considered to be an owner of a proportionate number o shares of América Telecom.

I want to thank our stockholders for their confidence and support and to renew our commitment to work on improving the performanc of the Company.

Sincerely,

Ing. Carlos Slim Helú
Chairman of the Board

FILE No. 82-4379

Teléfonos de México (Telmex)

On June 2001, Carso Global Telecom converted 500 million series "L" limited voting shares issued by Telmex into common series "AA" full voting shares. As a result of this exchange, Telecom holds 3.0 billion series "AA" shares of Telmex.

Carso Global Telecom interest in Telmex varies from time to time, generally as a result of purchases of Telmex shares in the open market. As of December 2001, Telecom owned 69.7% of the AA Shares, 14.7% of the A Shares and 12.7% of the L Shares of Telmex, together comprising 65.9% of the voting shares and 31.5% of the outstanding shares. Telecom reported no more options on Telmex shares, 5 million ADSs expired on September without being exercised.

Telmex continued growing during 2001, based on a solid strategy that combines voice and data services. The slowdown of the economic activity, together with higher competition on the industry affected growth on local and long distance telephone traffic and fixed lines in service. Telmex maintained its efficiency level, by implementing cost controls, and labor productivity measures.

Revenues increased 4.1% during 2001. Growth in revenues was due to more lines in service, growth in line equivalents and Internet access accounts, as well as moderate growth in telephone traffic. These gains were offset by the reduction of long distance rates in real terms, reduction of interconnection and settlement rates, and the slowdown of economic activity. For the full year, Ebitda increased 1.2% and operating income increased 2.8%, both compared with 2000.

Telmex registered by the end of 2001 almost 13.4 million fixed lines in service, incorporating more than 1.3 million during the year, which represented a growth rate of more than 10%. It also registered a 44% increase on internet accounts, reaching 913 thousand by year end. Line equivalents for data transmission grew 58%, accumulating close to 1.6 million services.

América Móvil

Stock position in América Móvil also varies from time to time, for the same reason than in the case of Telmex. As of 2001 year end, América Telecom (following the spin-off) owned 65.7% of the AA Shares, 15.3% of the A Shares and 17.8% of the L Shares of América Móvil, together comprising 61.8% of the voting shares and 31.7% of the shares outstanding. During September options on 5 million ADSs on América Móvil were re-negotiated with an expiration date of September, 2004 and an average price of $20.34 USD per ADS.

América Móvil consolidated its position as the leading wireless company in Latin America as it moved for the first time past the 25 million subscriber mark, ending the year with 26.6 million subscribers, which represents a net gain of 9.5 million customers for the year. Telcel registered 17 million subscribers, 6.5 million more than at the end of 2000.

Consolidated revenues of América Móvil came to 41.4 billion pesos in the year. EBITDA, before exceptional items, was 12.5 billion pesos, resulting in an EBITDA margin of 30%. Operating profits reached 8.0 billion pesos in the year.

On January 28th, América Móvil sold its 50% stake in Cellular Communications of Puerto Rico to SBC International. As part of the deal, an option agreement was entered that could lead América Móvil to buy SBC International's 12.8% stake in Telecom Americas, an América Móvil affiliate, within three years.

Prodigy

On October, 2001, Carso global telecom and Teléfonos de México, sold to SBC Communications its Prodigy shares for a price of US $6.60 per share. This transaction represented close to US $275 million for Carso Global Telecom.

Netro Corporation

Carso Global Telecom, through Global telecom LLC, holds a minority stake on Netro Corporation. As of December, 2001Telecom hold 9.4 million shares of Netro, that represented an 18.1% of the company.

FILE No. 82-4379

Board Members

Ing. Carlos Slim Helú
COB - Carso Global Telecom

Ing. Jaime Chico Pardo
Vicechairman - Carso Global Telecom

Lic. Carlos Slim Domit
Vicechairman - Carso Global Telecom

Ing. Claudio X. González Laporte
COB - Kimberly Clark de México

Lic. José Kuri Harfush
COB – Janel

C.P. Juan Antonio Pérez Simón
Vicechairman – Teléfonos de México

Alternate Board Members

Daniel Hajj Aboumrad
CEO – Carso Global Telecom

Lic. Marco Antonio Slim Domit
COB – Grupo Financiero Inbursa

Lic. Patrick Slim Domit
Mass Market Director-
Teléfonos de México

Lic. Arturo Elias Ayub
Strategic Alliances, Communication and
Institutional Relations – Teléfonos de México

C.P. Humberto Gutierrez-Olvera Zubizarreta
CEO – Grupo Carso

Lic. Eduardo Valdés Acra
COB – Banco Inbursa

Statutory Auditor

C.P.C. Alberto Tiburcio Celorio
COB – Mancera, S.C.

Alternate Auditor

C.P.C. Fernando Espinosa López
Member – Mancera, S.C.

Secretay

Lic. Rafael Robles Miaja
Member – Frank, Galicia y Robles

FILE No. 82-4379

Contents

Report of Independent Auditors

FILE No. 82-4379

To the Stockholders of
Carso Global Telecom, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Carso Global Telecom, S.A. de C.V. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carso Global Telecom, S.A. de C.V. and subsidiaries at Decemb 31, 2001 and 2000, and the consolidated results of their operation changes in their stockholders' equity, and changes in their financ position for the years then ended in conformity with accounti principles generally accepted in Mexico.

Mancera, S.
A Member Practice
Ernst & Young Glo

Fernando Espinosa Lóp

Mexico City, Mex
February 28, 20

Carso Global Telecom, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

(Thousands of Mexican pesos with purchasing power at December 31, 2001)

FILE No. 82-4379

	December 31			
	2001		2000	
Assets				
Current assets:				
Cash and short-term investments	Ps.	7,636,007	Ps.	14,537,781
Marketable securities (Note 3)		1,056,217		737,871
Accounts receivable, net (Note 4)		20,594,554		22,441,402
Inventories, net		556,776		418,088
Prepaid expenses and other assets		1,584,124		2,288,570
Current assets from discontinued operations (Note 2)		-		34,018,168
Total current assets		31,427,678		74,441,880
Plant, property and equipment, net (Note 5)		114,454,386		111,205,486
Inventories, primarily for use in construction of the telephone plant		1,342,449		2,129,174
Licenses, net (Note 6)		608,643		645,890
Equity Investments (Note 7)		1,219,837		3,098,336
Intangible asset (Note 9)		7,571,437		8,612,605
Goodwill (Note 7)		3,811,967		6,929,738
Non-current assets from discontinued operations (Note 2)		-		57,945,324
Total assets	Ps.	160,436,397	Ps.	265,008,433

FILE No. 82-4379

	31 de diciembre de 2001	31 de diciembre de 2000
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt (Note 10)	Ps. 26,439,948	Ps. 50,171,276
Accounts payable and accrued liabilities	17,699,464	13,511,324
Taxes payable	1,276,046	735,478
Current liabilities from discontinued operations (Note 2)	-	23,804,689
Total current liabilities	45,415,458	88,222,767
Long-term debt (Note 10)	56,168,981	42,316,782
Pensions and seniority premiums (Note 9)	5,323,729	6,779,611
Deferred taxes (Note 16)	10,050,220	11,728,389
Deferred credits (Note 11)	1,008,014	1,324,159
Non-current assets from discontinued operations	-	6,187,306
Total liabilities	117,966,402	156,559,014
Stockholders' equity (Note 15):		
Capital stock:		
Historical	1,264,142	2,254,321
Restatement increment	3,896,957	6,847,201
	5,161,099	9,101,522
Premium on sale of shares	482,414	848,065
Retained earnings:		
Unappropriated earnings of prior years	9,016,133	11,209,154
Net income for the year	5,908,652	5,990,239
	14,924,785	17,199,393
Accumulated other comprehensive income items	(12,924,300)	(4,480,313)
Total majority stockholders' equity	7,643,998	22,668,667
Minority interest	34,825,997	85,780,752
Total stockholders' equity	42,469,995	108,449,419
Total liabilities and stockholders' equity	Ps. 160,436,397	Ps. 265,008,433

See accompanying notes.

Carso Global Telecom, S.A. de C.V. and Subsidiaries
Consolidated Statements of Income

(Thousands of Mexican pesos with purchasing power at December 31, 2001, except for earnings per sahre)

	Year ended December 31 2001		Year ended December 31 2000	
Operating revenues:				
Local service	Ps.	52,419,607	Ps.	49,292,475
Long distance service:				
Domestic		28,502,881		26,736,848
International		9,421,797		11,872,492
Interconnection service		14,708,101		13,079,027
Others		5,984,718		6,235,601
		111,037,104		107,216,443
Operating costs and expenses:				
Cost of sales and services		33,978,768		30,204,882
Commercial, administrative and general		17,071,565		17,752,672
Depreciation and amortization (Notes 5 to 7)		18,973,507		20,034,387
		70,023,840		67,991,941
Operating income		41,013,264		39,224,502
Comprehensive financing cost:				
Interest income		(2,990,628)		(6,127,126)
Interest expense		9,808,391		12,978,813
Exchange gain (loss) net		(379,753)		87,194
Monetary gain, net		(2,940,313)		(5,015,102)
		3,497,697		1,923,779
Income before income tax and employee profit sharing		37,515,567		37,300,723
Provisions for:				
Income tax (Note 16)		11,966,728		8,438,004
Employee profit sharing		2,985,115		3,451,825
		14,951,843		11,889,829

FILE No. 82-4379

	Year ended December 31			
		2001		2000
ome before equity in results of affiliates and minority interest		22,563,724		25,410,894
ity in results of affiliates (Note 7)		(418,469)		(937,462)
ome for continuing operations		22,145,255		24,473,432
ome (loss) from discontinued operations, net of income tax and employee profit sharing (Note 2)		(328,773)		916,112
ome before minority interest		21,816,482		25,389,544
Minority interest		15,907,830		19,399,305
jority net income	Ps.	5,908,652	Ps.	5,990,239
nings per share (Notes 1 and 15)	Ps.	1.5690	Ps.	1.5830

accompanying notes.

Carso Global Telecom, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

(Note 15) (Thousands of Mexican pesos with purchasing power at December 31,2001, except for dividends per share)

FILE No. 82-4379

		Capital stock			Retained earnings	
		Historical	Restatement increment	Premium on sale of shares	Reserve for purchase of company's own shares	Legal reserve
Balance at December 31, 1999	Ps.	2,253,057 Ps.	6,876,098 Ps.	848,065 Ps.	1,730,973 Ps.	134,038
Appropiation of net income to retained earnings						
Increase in legal reserve						205,555
Increase in reserve for purchase of Company's own shares					3,864,802	
Repurchase of Company's own shares		(78,826)	(6,421)		(2,749,572)	
Increase in capital stock due to merger with GT2000, S.A. de C.V. (Nota 15)		88,946	4,916			
Acquisition of Company's own shares due to merger with GT2000, S.A. de C.V.		(8,856)	(27,392)			
Cash purchase by subsidiary of its own shares						
Dividends paid by Telmex to minority stockholders						
Comprehensive income:						
Net income						
Result from holding nonmonetary assets						
Accumulated initial effect of deferred income tax (Nota 16)						
Minimum pension and seniority premium liability adjustment in subsidiaries						
Deferred income tax effect in subsidiaries						
Comprehensive income						
Balance at December 31,2000		2,254,321	6,847,201	848,065	2,846,203	339,593
Appropiation of net income to retained earnings						
Increase in legal reserve						111,271
Repurchase of Company's own shares		(26,760)	(1,755)		(903,603)	
Increase in capital stock due to merger with Banesci 2000, S.A. de C.V. and Inveresci 2000, S.A. de C.V.		3,831				
Cash purchase by subsidiaries of its own shares						
Dividends paid by Telmex to minority stockholders						
Comprehensive income:						
Net income						
Other comprehensive income items:						
Minimum pension and seniority premium liability adjustment in subsidiaries, net of deferred taxes						
Result from holding non monetary assets, net of						
Comprehensive income						
Spun-off stockholder's equity (Note 2)		(967,250)	(2,948,489)	(365,651)		
Balance at December 31, 2001 (Note 15)	Ps.	1,264,142 Ps.	3,896,957 Ps.	482,414 Ps.	1,942,600 Ps.	450,864

	Retained earnings							
Unappropiated	Accumulated initial effect of deferred income tax	Net income	Accumulated other comprehensive income items	Comprehensive income	Total majority stockholders' equity	Minority interest	Total stockholders' equity
Ps. 7,502,295	Ps.	4,676,551 Ps.	1,271,527	Ps.	25,292,604 Ps.	103,457,223 Ps.	128,749,827
4,676,551		(4,676,551)					
(205,555)							
(3,864,802)							
					(2,834,819)		(2,834,819)
2,393,623					2,487,485		2,487,485
					(36,248)		(36,248)
						(24,672,186)	(24,672,186)
						(5,108,718)	(5,108,718)
		5,990,239	Ps.	5,990,239	5,990,239	18,599,440	24,589,679
			(5,142,655)	(5,142,655)	(5,142,655)	1,840,840	(3,301,815)
Ps.	(2,478,754)				(2,478,754)	(6,673,226)	(9,151,980)
			(741,947)	(741,947)	(741,947)	(2,024,964)	(2,766,911)
			132,762	132,762	132,762	362,343	495,105
			Ps.	238,399			
10,502,112	(2,478,754)	5,990,239	(4,480,313)		22,668,657	85,780,752	108,449,419
5,990,239		(5,990,239)					
(111,271)							
					(932,118)		(932,118)
					3,831		3,831
						(13,715,382)	(13,715,382)
						(4,556,528)	(4,556,528)
		5,908,652		5,908,652	5,908,652	15,907,830	21,816,482
			(422,839)	(422,839)	(422,839)	(992,843)	(1,415,682)
			(4,627,284)	(4,627,284)	(4,627,284)	(581,246)	(5,208,530)
(7,279,657)			(3,393,864) Ps.	858,529	(14,954,911)	(47,016,586)	(61,971,497)
Ps 9,101,423 Ps.	(2,478,754) Ps.	5,908,652 Ps.	(12,924,300)	Ps.	7,643,998 Ps.	34,825,997 Ps.	42,469,995

See accompanying notes.

Carso Global Telecom, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position

(Thousands of Mexican pesos with purchasing power at December 31, 2001)

FILE No. 82-4379

	Year ended December 31			
		2001		2000
Operating activities				
Net income	Ps.	5,908,652	Ps.	5,990,239
Add (deduct) items not requiring the use of resources:				
Depreciation		16,752,861		17,332,976
Amortization		2,220,646		2,235,046
Deferred taxes		1,389,565		2,086,466
Equity in results of affiliates		418,469		937,462
Income from discontinued operations		328,773		(916,112)
Minority interest		15,907,830		19,399,305
Changes in operating assets and liabilities:				
(Increase) decrease in:				
Accounts receivable		1,846,848		(5,519,694)
Inventories		(138,688)		(405,857)
Prepaid expenses		704,446		363,400
Increase (decrease) in:				
Pensions and seniority premiums:				
Reserve		3,556,858		3,536,433
Contributions to trust fund		(4,894,966)		(1,887,095)
Payments to employees		(3,041,014)		(2,605,701)
Accounts payable and accrued liabilities		4,188,140		5,580,621
Taxes payable		540,568		(3,710,993)
Deferred credits		(316,145)		1,336,900
Resources provided by operating activities		45,372,843		43,753,396
Financing activities				
New loans		73,110,341		65,644,732
Repayment of loans		(77,677,862)		(35,542,956)
Effect of inflation and of exchange rate differences on debt		(5,311,608)		(5,525,502)

FILE No. 82-4379

	Year ended December 31 2001	Year ended December 31 2000
Decrease in capital stock and retained earnings due to purchase of Company's own shares	(932,118)	(2,834,819)
Purchase of subsidiary's own shares	(13,715,382)	(24,672,187)
Cash dividends paid to minority stockholders'	(4,556,528)	(5,108,718)
Increase in capital stock due to merger	3,831	2,490,930
Resources used in financing activities	(29,079,326)	(5,546,520)
Investing activities:		
Investment in plant, property and equipment	(22,944,770)	(18,457,936)
Investment in inventories	786,725	(312,643)
Investment in subsidiaries and affiliated companies, net	(745,580)	(9,425,907)
Investment in marketable securities	(318,346)	(370,395)
Resources used in investing activities	(23,221,971)	(28,566,881)
Net change in assets and liabilities of discontinued operations	26,680	(23,172,908)
(Decrease) increase in cash and short-term investments	(6,901,774)	(13,534,913)
Cash and short-term investments at beginning of year	14,537,781	28,072,694
Cash and short-term investments at end of year	Ps. 7,636,007	Ps. 14,537,781

See accompanying notes.

FILE No. 82-4379

(Thousands of Mexican pesos with purchasing power at December 31, 2001)

1. Description of the Business and Significant Accounting Policies

I. Description of the business

Carso Global Telecom, S.A. de C.V. (hereinafter Telecom or collectively with its subsidiaries «the Company») was created on June 24, 1996, as a result of a spin-off from Grupo Carso, S.A. de C.V. (Grupo Carso), approved at an extraordinary stockholders' meeting held on April 30, 1996.

The principal asset of Telecom at December 31, 2001 is represented by the investment in the shares of Teléfonos de México, S.A. de C.V. and its subsidiaries (Telmex) and other companies engaged primarily in the telecommunications industry, as well as América Móvil, S.A. de C.V. and its subsidiaries (América Móvil) at December 31, 2000.

At an extraordinary meeting of the stockholders of Carso Global Telecom, S.A. de C.V. held on November 30, 2001, it was decided to spin off the wireless telecommunications segment and most of the international operations. For this purpose, Carso Global Telecom, S.A. de C.V. contributed a portion of its assets, liabilities and stockholders' equity to América Telecom, S.A. de C.V. (hereinafter América Telecom), these contributions were basically those related to the equity investment in América Móvil, S.A. de C.V.

Telmex and América Móvil provide telecommunications services mainly in Mexico. Since 1999, Telmex and América Móvil have provided telecommunications services through their subsidiaries in the United States, Guatemala, Ecuador, Argentina, Brazil, Puerto Rico and Spain.

At an extraordinary meeting of the stockholders of Carso Global Telecom, S.A. de C.V. held on December 21, 2001, it was decided to merge the subsidiaries Banesci2000, S.A. de C.V. (Banesci) and Inveresci2000, S.A. de C.V. (Inveresci), the disappearing companies, into Carso Global Telecom, S.A. de C.V., the surviving company.

Telmex obtains its revenues primarily from telecommunications services, including domestic and international long-distance and local telephone services, data transmission and internet services, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the Telmex local network. The Company also obtains revenues from other activities related to its telephone operations, such as the publication of the telephone directory. At the end of 1996, the competition was allowed to provide domestic and international long-distance telephone services. In 1999 the competition began to provide basic local telephone service.

The amended concession under which Telmex operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

II. Significant accounting policies

The significant accounting policies and practices observed in the preparation of these financial statements are described below:

a) Consolidation

At December 31, 2001, Telecom owns 31.39% (29.57% in 2000) of the total number of Telmex shares issued and outstanding. Of this equity interest, Telecom holds 65.94% and 55.20% of the voting shares of Telmex at December 31, 2001 and 2000, respectively (see Note 7 for further information).

At November 30, 2001, the date of the previously mentioned spin-off, and at December 31, 2000, Telecom owned 31.55% and 29.57%, respectively, of the total number of América Movil shares issued and outstanding, and 61.81% and 55.20% of the voting shares, respectively.

The consolidated financial statements include the accounts of Telmex and América Móvil, the latter presented under discontinued operations. All of the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

In addition to Telmex, the accompanying consolidated financial statements include the accounts of the subsidiaries Multimedia Corporativo, S.A. de C.V. (Multimedia), Global Telecom, LLC. (Global), Empresas y Controles en Comunicaciones, S.A. de C.V. (Empresas y Controles), Banesci and Inveresci, which are virtually wholly owned.

The minority interest shown in the accompanying financial statements mainly refers to the equity interest of other Telmex and América Móvil stockholders.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

Revenues are recognized basically, at the time services are provided.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers, including, among others, charges for interconnecting fixed-system users with cellular users.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the Ministry of Communications and Transportation (SCT), through the Federal Telecommunications Commission (COFETEL). International long-distance service revenues include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities. These service revenues represent the net settlement between the parties.

Due to the important growth in the sale of prepaid telephone service cards and their potential in the future, effective in 2000, the Company changed its policy with respect to the recognition of revenues from these cards, providing for the deferral of revenue based on an estimate of the usage of time covered by the prepaid card.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant pesos as of December 31, 2001. The December 31, 2001 restatement factor applied to the financial statements at December 31, 2000 was 4.40%, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

Plant, property and equipment and construction in progress were restated as described in Note 5. Telephone plant and equipment depreciation is computed on the restated investment using the composite group method. All other assets are depreciated using the straight-line method based on the estimated useful lives of the related assets.

Inventories are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other nonmonetary assets were restated using adjustment factors obtained from the NCPI.

Capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive income items include the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined by the discontinued operation Grupo Carso at the time the provisions of Bulletin B-10 were first applied, and of the result from holding nonmonetary assets, which represents the net difference between restatement by the specific indexation method (see Note 5) and restatement based on the NCPI.

The net monetary gain represents the impact of inflation on monetary assets and liabilities. The net monetary gain of each year is included in the statements of income as a part of the comprehensive financing cost.

Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses are not treated as noncash items in the determination of resources provided by operations

d) Short-term investments

Short-term investments, represented basically by time deposits in financial institutions, are stated at market value.

e) Marketable Securities

Marketable securities are held for trading purposes and include bonds issued by foreign governments and equity securities.

f) Equity investments in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the result from holding nonmonetary assets of investees at the time such results are incurred (see Note 7).

g) Goodwill

Goodwill derived from the purchase of shares of Telmex will be amortized in a period of five years and the goodwill derived from the purchase of shares of other subsidiaries and affiliates will be amortized in periods ranging from five to ten years.

h) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied directly to income of the year.

i) Labor obligations

Pension and seniority premium costs are recognized periodically during the years of service of employees, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican Accounting Principles Bulletin D-3 (Labor Obligations, see Note 9). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

j) Income taxes, asset tax and employee profit sharing

Requirements of the new Mexican Accounting Principles Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the MIPA, went into effect on January 1, 2000. The new bulletin modifies the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, the new bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Through December 31, 1999, deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround time. Accordingly, the provision for income tax includes both the current year tax and the deferred portion. See Note 16 for additional information.

The new bulletin did not significantly affect how employee profit sharing is accounted for.

k) Basis of translation of financial statements of foreign subsidiaries and affiliates

The accounting records of the foreign subsidiaries and affiliates located in Guatemala, Ecuador, Argentina, Brazil, Spain, Puerto Rico and the U.S., that were transferred to América Telecom as a result of the spin-off described in Note 2, and which in the aggregate account for approximately 5% and 1.5% of consolidated net revenues and approximately 12% and 1.6% of total assets in 2001 and 2000, respectively, are kept in the local currency of each country and are translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, (Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations), as follows:

The figures in the financial statements of the subsidiaries abroad, except for what is mentioned in the following paragraph, were translated to Mexican pesos considering them as foreign operations; consequently all balance sheet amounts, except for capital stock and retained earnings, were translated at the prevailing exchange rate at year-end; capital stock and retained earnings were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income was translated at the prevailing exchange rate at the end of the reporting period.

The financial statements of the U.S. domiciled subsidiary Global were translated to Mexican pesos considering Global as an integrated foreign operation. Consequently, non-monetary financial statement items were translated to Mexican pesos at the historical exchange rate, recognizing the effects of inflation in Mexico based on Mexican GAAP.

The effects of inflation and exchange rate differences were not material and are included as part of the current year result from holding nonmonetary assets.

l) Comprehensive income

Requirements of Mexican Accounting Principles Bulletin B-4 «Comprehensive Income», issued by the MIPA, went into effect on January 1, 2001. The Company's comprehensive income is the net income for the year presented in the statement of income, plus the effects of deferred taxes, labor obligations and the result from holding nonmonetary assets of the year applied directly to stockholders' equity.

m) Earnings per share

Earnings per share were determined in conformity with Mexican Accounting Principles Bulletin B-14 Earnings per Share issued by the MIPA (see Note 15).

n) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

o) Concentration of risk

The Company invests a portion of its excess cash in cash deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities that maintain safety and liquidity. The Company has not experienced any losses in its short-term investments. The Company does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse.

The Company operates internationally; consequently it is exposed to market risks for fluctuations in exchange rates.

p) *Financial Instruments*

Requirements of the new Mexican Accounting Principles Bulletin C-2, Financial Instruments, issued by the MIPA, went into effect on January 1, 2001. This new bulletin establishes the basic rules to be observed by issuers of and investors in financial instruments when valuing, presenting and disclosing these instruments in their financial information. The new Bulletin C-2 requires that financial instruments (derivatives) be recognized as assets and liabilities and that the determined gains and losses on such instruments be credited and charged, respectively, to income, except for asset and liability hedges. The Company contracts short-term exchange-rate hedges to offset the risk of loss on certain U.S. dollar denominated transactions. The determined gains or losses on these hedges are credited or charged to income using the accrual method, net of the gains or losses on the related liabilities. El valor razonable corresponde al valor por el cual la empresa puede intercambiar un activo o liquidar un pasivo en una transacción de libre competencia. The fair value is the value at which the Company can exchange an asset or settle a liability in a free and open market. The estimated fair values were determined based on available market information using the appropiate valuation methodology.

q) *Reclassifications*

Certain amounts shown in the 2000 financial statements have been reclassified for uniformity of presentation with 2001.

2. Spin-Off

On November 30, 2001, the stockholders of Telecom approved the spin-off of the wireless telecommunications segment and most of the international operations. As a result of the spin-off, América Telecom was created as a separate Mexican company independent of Telecom. Certain assets, liabilities and stockholders' equity related to these operations were transferred to América Telecom, basically represented by América Movil, which through its subsidiaries Radiomovil Dipsa, S.A. de C.V. (Telcel), Global Central América, S.A. de C.V. (GCA) and Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel) principally, has licenses to install, operate and manage mobile radio telephone services in Mexico, Guatemala and Ecuador, respectively. The licenses in Mexico expire at different times between 2009 and 2015. The licenses in Ecuador and Guatemala expire between 2009 and 2014.

Neither Telecom nor América Telecom shall hold shares of the other. In the spin-off, each Telecom stockholder became an América Telecom stockholder and, as a result, both companies are controlled by the same group of stockholders. However, the relations between the two companies shall be limited to: (a) agreements with respect to the implementation of the spin-off; (b) business dealings arising in the normal course of business.

In the accompanying financial statements, the assets and liabilities of discontinued operations are included under current and non-current assets and liabilities, and the revenues and expenses of these operations are included in the statement of income in the caption Income from discontinued operations, net of income tax and employee profit sharing. The amounts shown in the 2000 financial statements prior to the spin-off and in the related notes thereto were restructured to present assets and liabilities and revenues, costs and expenses of the continuing operations of Telecom separately from discontinued operations.

The assets and liabilities of the discontinued operations were transferred to América Telecom at their carrying value. The stockholders' equity transferred to América Telecom in the spin-off represents the difference between transferred assets and transferred liabilities and it was accounted for as a reduction in the stockholders' equity of Telecom at the time of the spin-off.

Current assets of the discontinued operations include Ps. 10,687,896 at December 31, 2000 in Telmex commercial paper held by a spun-off subsidiary. Prior to the restructuring, the related investment was eliminated in the financial statements of Telecom. The respective liability is included in current liabilities of continuing operations.

Interest income earned by the subsidiary from medium-term notes and Telmex commercial paper in the amount of Ps. 211,256 and Ps. 3,094,530 in the periods ended November 30, 2001 and December 31, 2000, respectively, is included in income from discontinued operations.

The investment in commercial paper was transferred to América Telecom because it was allocated for use primarily in investments related to América Telecom operations. The investment and the respective interest income were accounted for as part of the discontinued operations.

Highlights of the balance sheet as of December 31, 2000 and the statements of income for the eleven-month and the twelve-month periods ended November 30, 2001 and December 31, 2000, respectively, are as follows:

Balance Sheet as of December 31, 2000

Assets	
Current assets:	
Cash and short-term investments	Ps. 22,501,862
Marketable securities	1,689,860
Accounts receivable, net	5,575,187
Inventories, net	3,747,025
Pepaid expenses and other assets	504,234
Total current assets	34,018,168
Plant, property and equipment, net	30,798,152
Inventories, primarily for use in construction of telephone plant	3,807,882
Licenses, net	2,519,747
Equity investments	13,409,777
Goodwill, net	7,409,766
Total non-current assets	57,945,324
Total assets	Ps. 91,963,492
Liabilities and stockholders' equity	
Current liabilities:	
Current portion of long-term debt	Ps. 12,243,899
Accounts payable and accrued liabilities	11,009,158
Taxes payable	551,532
Total current liabilities	23,804,589
Long-term debt	2,317,351
Deferred taxes	2,670,946
Deferred credits	1,199,009
Total long-term debt	6,187,306
Total liabilities	29,991,995
Spun-off stockholders' equity	61,971,497
Total liabilities and stockholders' equity net of spun-off operations	Ps. 91,963,492

Statements of Income

	Periods ended November 30, 2001 (Eleven months)		Periods ended December 31, 2000 (Twelve months)	
Operating revenues	Ps.	37,429,359	Ps.	30,474,487
Operating costs and expenses		30,718,566		27,531,993
Operating income		6,710,793		2,942,494
Comprehensive financing (cost) income, net		(1,810,190)		2,118,643
Income before income tax and employee profit sharing		4,900,603		5,061,137
Provisions for:				
Income tax		2,298,601		3,148,639
Employee profit sharing		214,255		172,055
Income before equity in results of affiliates and minority interest		2,387,747		1,740,443
Equity in results of affiliates		(2,905,881)		(1,044,754)
(Loss) income before minority interest		(518,134)		695,689
Minority interest in losses of subsidiaries		189,361		220,423
Majority net (loss) income of discontinued operations	Ps.	(328,773)	Ps.	916,112

3. Marketable Securities

At December 31, 2001, the Company has investments in equity securities in the amount of Ps.1,056,217 (Ps.737,871 in 2000) for trading purposes. The Company included in the comprehensive financing cost for the year 2001, losses of Ps. 203,546 (losses of Ps.1,646,407 in 2000) on the valuation of unrealized shares held. The realized net gain on the sale of equity investments for 2001 was Ps. 1,314,693 (realized net gain of Ps.3,105,325 for 2000).

4. Accounts Receivable

Accounts receivable consist of the following:

	2001		2000
Subscribers	Ps. 18,364,566	Ps.	17,394,476
Net settlement receivables	709,409		1,298,323
Related parties	600,931		841,956
Other	2,649,403		5,936,996
	22,324,309		25,471,751
Less:			
Allowance for doubtful accounts	1,729,755		3,030,349
Total	Ps. 20,594,554	Ps.	22,441,402

In December 2000, Telmex and its two major long-distance competitors agreed, among other things, on long-distance interconnection rates, thus settling existing disputes with respect to such rates. The parties also agreed to withdraw unresolved legal proceedings in connection with the matters in dispute. Under this agreement, in 2000 the competitors paid Telmex U.S.$139 million (net of taxes) for interconnection services provided in the past. As a result, Telmex reversed approximately Ps. 1,775,000 of the allowance for doubtful accounts that it had conservatively recognized previously.

5. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

	2001		2000
Telephone plant and equipment	Ps. 176,372,523	Ps.	173,876,040
Land and buildings	25,275,966		24,927,028
Computer equipment and other assets	20,936,070		19,604,915
	222,584,559		218,407,983
Less:			
Accumulated depreciation	120,146,075		117,637,865
Net	102,438,484		100,770,118
Construction in progress and advances to equipment suppliers	12,015,902		10,435,368
Total	Ps. 114,454,386	Ps.	111,205,486

Included in plant, property and equipment are the following assets held under capital leases:

	2001	2000
Assets under capital leases	Ps. 2,720,509	Ps. 1,678,089
Less accumulated depreciation	224,254	71,747
	Ps. 2,496,255	Ps. 1,606,342

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present plant, property and equipment in the financial statements. This caption was restated as follows at December 31, 2001 and 2000:

- The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (i.e., specific indexation factors).
- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2001 and 2000, approximately 51% of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Following are the plant, property and equipment amounts at December 31, 2001 and 2000, restated on the basis of the 2001 NCPI (starting with the appraised values at December 31, 1996) to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2001	2000
Telephone plant and equipment	Ps. 221,971,435	Ps. 210,524,123
Land and buildings	25,275,966	24,927,028
Computer equipment and other assets	24,689,649	22,509,082
	271,937,050	257,960,233
Less:		
Accumulated depreciation	152,030,632	142,756,072
Net	119,906,418	115,204,161
Construction in progress and advances To equipment suppliers	12,323,047	10,536,148
Total	Ps. 132,229,465	Ps. 125,740,309

d) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company's assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to income was Ps. 16,752,861 in 2001 and Ps.17,332,976 in 2000.

6. Licenses

In May 1998, Telmex acquired from the Mexican Government licenses to operate radio spectrum wave frequency bands to provide fixed wireless telephone services at a cost of Ps. 573,970. In December 1997, the Company also acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of Ps. 171,833. These costs are being amortized over a period of twenty years.

As of December 31, 2001 and 2000 licenses are as follows:

		2001		2000
Investment	Ps.	745,803	Ps.	745,803
Accumulated amortization		137,160		99,913
Net	Ps.	608,643	Ps.	645,890

Amortization expense for the years ended December 31, 2001 and 2000 was Ps.37,247 each.

7. Equity Investments

An analysis at December 31, 2001 and 2000 is as follows:

		2001		2000
The Telvista Company	Ps.	362,802	Ps.	-
Technology and Internet, LLC		320,567		390,228
Sinergia Soluciones Integrales de Energía S.A. de C.V.		148,671		154,948
Williams Communications Group, Inc.		99,098		1,075,093
Prodigy Communications Corporation		-		1,279,012
McLeod USA, Inc.		-		89,767
Others		288,699		109,288
Total	Ps.	1,219,837	Ps.	3,098,336

Unless otherwise indicated, the above-mentioned equity investments in affiliated companies were valued using the equity method.

i) **The Telvista Company**

In June 2001, Telmex invested U.S.$47 million to acquire a 45% equity interest in The Telvista Company (Telvista). Telvista is engaged in providing telemarketing services in the U.S.A.

ii) **Technology and Internet, LLC**

In 2001, Telmex made capital contributions of U.S. $ 3 million (U.S. 103 million in 2000) to acquire a 50% equity interest in Technology and Internet, LLC (TAI). TAI has made investments in e-commerce companies located basically in the U.S.A. and Latin America.

iii) **Sinergia Soluciones Integrales de Energía, S.A. de C.V. (Sinergia)**

In 2000, Telecom contributed Ps. 150,962 (Ps. 144,600 nominal amount) to a capital increase in Sinergia. Based on the equity method, the Company credited Ps.11,613 and Ps 4,674 to results of operations of 2001 and 2000, respectively.

iv) **Williams Communications Group, Inc.**

In May 1999, the Company entered into an agreement with Williams Communications Group, Inc. (Williams), which is engaged in providing telecommunications services in U.S.A., to acquire approximately 1% of the shares comprising the capital stock of Williams. This transaction was consummated in October 1999. Williams and Telmex agreed to interconnect their fiber optics and long-distance networks in supplying international telecommunications services. Because the market value of this investment at December 31, 2001 has substantially decreased, the Company decided to recognize in results of operations a decrease in the value of this asset of Ps. 881,618; the amount was included in the comprehensive financing cost.

v) **Prodigy Communications Corporation**

From 1997 through 2000, the Company made an equity investment of approximately U.S.$149 million in Prodigy Communications Corporation (Prodigy), which is engaged in providing internet services in the U.S.A. In May and June 2000, other stockholders made capital contributions to Prodigy for more than the book value of the shares acquired. Although this resulted in a reduction in the Company's equity interest of 22.70%, it increased the proportional book value of the investment by Ps. 1,318,337, which was credited to income of 2000. At December 31, 2000, the Company held a 27.18% equity interest in Prodigy. In November 2001, the Company sold to a related party its entire equity interest in Prodigy for U.S.$276.62 million, realizing a gain of Ps.520,303 on the transaction. At December 31, 2000, the goodwill of Ps. 1,519,553 generated on these transactions was being amortized over a period of five years.

vi) **McLeod USA, Inc.**

At December 31, 2000, the Company's equity interest in McLeod USA, Inc. is 1.72%. This equity investment is presented at cost as restated based on the NCPI. During 2000, the Company sold approximately 6 million shares for U.S. $236 million, realizing a gain of Ps. 2,506,340. In January and February 2001, the remaining shares were sold, realizing a gain of Ps. 1,680,645.

vii) **MCom Wireless, S.A. (MCom)**

The investment in MCom was recognized using the equity method. However, since this Company has incurred important operating losses, its stockholders' equity became a deficit. Consequently, since there is no obligation to make additional capital contributions (except for the situation mentioned in the following paragraph), in 1999 Telecom decided to write-off this investment.

In 2000, the Company, in its capacity as guarantor, paid a debt of U.S. $36.7 million owed by MCom. Such amount was charged to operations of the year since there is no guarantee that this amount will be recovered. At December 31, 2001, the balance of this account is U.S. 41.4 million, which has been fully reserved.

viii) Other investments

In 2001, Telmex made other investments in affiliated companies of U.S.$33 million, mostly in telecommunications interests.

Total equity investments in affiliated companies during 2001 aggregated approximately U.S. $83 million (U.S. $123 million in 2000). Goodwill derived from these investments was not material.

Telmex's equity interest in the results of operations of affiliated companies represented a charge to operations of Ps. 418,469 in 2001 (Ps. 937,462 in 2000).

ix) Subsequent event

On January 16, 2002, Telmex, together with Fortsmann Little & Co. (Fortsmann Little), located in the U.S.A., entered into a definitive agreement to make capital contributions of as much as U.S.$400 million each to XO Communications, Inc. (XO), a broadband services telecommunications supplier. Such contribution is expected to give Telmex up to a 39%, share in XO. The consummation of the agreement depends on, among other things, XO's complete restructuring of its balance sheet and the approval of the transaction by the competent authorities. XO will continue its negotiations with financial institutions and bond holders, in order to satisfy the restructuring requirements of its liability, contemplated by the definitive agreement with Telmex and Fortsmann Little.

II. Subsidiaries (number of shares in thousands)

The number of Telmex shares and Telecom's percentage equity interest with respect to the total number of shares of each series of Telmex shares at December 31, 2001 and 2000 is as follows:

Series	Number of shares		% interest	
	2001	2000	2001	2000
AA	3,000,000	1,944,234	69.65	59.53
A	45,998	45,998	14.69	13.56
L	1,086,937	2,152,656	12.72	20.69

In 2001, the Company sold 9,953 series «L» shares for U.S. $ 16.7 million, realizing a gain of approximately U.S. $ 3.6 million, which was credited to operations.

In 2000, Telecom acquired 174.8 million series «L» Telmex shares for approximately U.S.$285.5 million.

During 2001, in conformity with the bylaws of Telmex, Telecom exchanged 1,055,766 series «L» shares for an equal number of Series «AA» shares.

The goodwill generated on the acquisitions during 2000 in the amount of Ps. 1,453,387 is being amortized in a period of five years.

III. Goodwill

An analysis of goodwill at December 31, 2001 and 2000 is as follows:

		2001		2000
Goodwill:	$	278,807	$	1,865,135
Affiliates		3,533,160		5,064,603
Telmex	$	3,811,967	$	6,929,738

During 2001 and 2000, amortized goodwill aggregated Ps. 2,183,399 and Ps. 2,197,799, respectively.

IV. Other spun-off investments

A description of investments spun off to América Telecom is as follows:

i) América Móvil (number of shares in thousands)

The number of América Móvil shares and Telecom's percentage equity interest with respect to the total number of América Móvil shares at November 30, 2001 and December 31, 2000 is as follows:

Number of shares			% interest	
Series	November 30, 2001	December 31, 2000	November 30, de 2001	December 31, 2000
AA	2,500,000	1,944,234	65.67	59.53
A	48,139	45,998	15.25	13.56
L	1,624,688	2,152,656	17.84	20.69

In 2001, the Company acquired 29,798 series «L» América Móvil shares for approximately Ps. 283 million. The goodwill generated on these acquisitions aggregated Ps. 95,932. In 2001, the Company sold 2,000 series «L» shares for U.S. $ 1.8 million, realizing a gain of approximately U.S. $ 0.7 million.

In addition, the Company acquired 2,141 series «A» América Móvil shares for approximately U.S. $ 1.8 million.

In January 2001, in conformity with the bylaws of Telmex, Telecom exchanged 555,766 series «L» América Móvil shares for an equal number of series «AA» shares.

ii) Telecom Américas

a) In November 2000, the Company entered into an agreement with Bell Canada International Inc. (BCI) and SBC International, Inc. (SBCI) to form Telecom Américas, Ltd., a joint venture company that will serve the three parties as the major vehicle for expansion in Latin America. Under this agreement each party was committed to make the following contributions to the joint venture:

América Móvil contributed to Telecom Américas approximately US$ 164.9 million in cash and US$ 1,007.5 million in notes. In addition, the Company contributed (i) its equity interest in ATL-Algar Telecom Leste S.A. («ATL») (a Brazilian Band B wireless operator), and (ii) in August 2001, its equity interest in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar, S.A., broadband wireless operators in Argentina. The goodwill of Ps. 232,367 generated is amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2001 and 2000 was Ps. 193,177 and Ps. 232,367, respectively.

BCI contributed notes for approximately US$ 964 million to Telecom Américas. In addition, BCI contributed its equity interest in (i) the Brazilian cellular phone operators Americel, S.A. and Telet, S.A.; (ii) Canbrás Communications Corp., S.A. a Brazilian supplier of cable television and internet access services, (iii) Colombian cellular phone operators Comunicación Celular, S.A. (Comcel) and Occidente y Caribe Celular, S.A. (Occel); and (iv) Génesis Telecom, C.A. a broadband cellular operator in Venezuela.

SBCI contributed its equity interest in ATL.

As a result of the contributions mentioned above, América Móvil and SBCI each had a 44.27% equity interest in the capital stock of Telecom Américas and SBCI had an equity interest of 11,46%. Telecom Américas is subject to provisions regulating the rights of each stockholder with respect to management. Basically, these provisions require a consensus by the three stockholders on important decisions affecting Telecom Américas.

b) As mentioned previously, as part of the formation of Telecom Américas, BCI and América Móvil contributed notes for US$ 964 million and US$ 1007.5 million subject to cancellation at June 30, 2001. On July 13, 2001, BCI and América Móvil cancelled notes for a total of US$ 275 million and US$ 141 million, respectively.

In addition, during the first half of 2001 América Móvil, BCI and SBCI contributed US$107 million, US$ 97 million and US$ 30 million, respectively, to cover obligations of their associates through Telecom Américas.

c) On February 4, 2002, BCI, SBCI and América Movil signed agreements for the restructuring of Telecom Américas to maintain exclusively investments in cellular companies in Brazil. These agreements call for Telecom Américas to transfer its 77.1% equity interest in Comcel and 60% equity interest in Techtel to América Móvil; its 76% equity interest in Canbras to BCI; and its 59% equity interest in Genesis equally between América Móvil and BCI. The agreements also call for América Móvil to transfer to Telecom Américas an additional 41% equity interest in the Brazilian ATL plus US$ 80 million in cash. BCI, SBCI and América Móvil's equity interest in Telecom Américas did not change as a result of the restructuring.

As a result of these cancellations and contributions, BCI's equity interest in Telecom Américas was reduced to 41.7% (from 44.27%); América Móvil's equity interest was increased to 45.5% (from 44.27%) and SBCI's equity interest was increased to 12.8% (from 11.46%).

d) On February 12, 2002, Telecom Americas signed an agreement with a financial investor for an equity investment of US$ 300 million, which is subject to customary closing conditions and is expected to close in April 2002. Taking into account the proposed US$ 300 million equity injection, América Móvil's interest in Telecom Américas would be reduced approximately to 42.4%.

e) In January 2002, América Móvil acquired in various transactions a minority equity interest of 14% in Comcel for approximately US$ 55 million. Most of this minority interest was acquired from Empresa de Telecomunicaciones de Bogota, S.A. As a result of the restructuring in Telecom Américas described in the preceding paragraph and the acquisition of the 14% minority interest, América Móvil's equity interest in Comcel was increased to 93%. The above-mentioned agreements will result in the consolidation of Comcel in the results of operations of América Móvil commencing February 2002.

iii) ATL-Algar Telecom Leste

América Móvil indirectly holds a 59% economic interest in ATL through Telecom Américas. América Móvil's interest in ATL was acquired in January 2000 for approximately US$ 248.2 million. In May 2001, América Móvil entered into agreement with Williams Communications Group, Inc. to acquire from it its remaining 41% economic interest in ATL, for a purchase price of US$ 400 million, payable in two exhibitions one for US$ 300 million, and the other one in May 2002, for the remaining US$ 100 million.

iv) Techtel-LMDS Comunicaciones Interactivas

In July 2000, América Móvil acquired a 60% equity interest in Telcel Wireless Argentina, LLC (Telcel Argentina), a partnership with Techint, an Argentinean industrial group, for approximately US$ 148.5 million. Telcel Argentina controls Techtel a company that provides video and data transfer, as well as added value telecommunications services. América Móvil's interest in Techtel was contributed at fair market value to Telecom Américas in August 2001, resulting in a gain of approximately Ps. 385,101.

v) CompUSA

In March 2000, the Company acquired a 49% equity interest in CompUSA, a PC retailer located in Dallas, Texas for approximately US$ 458.9 million. Goodwill of Ps. 228,075 generated on this acquisition is amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2001 and 2000 was Ps.176,394 and Ps.211,604, respectively.

vi) SBC International Puerto Rico

In October 1999, the Company acquired a 50% equity interest in SBC International Puerto Rico, Inc. (SBCI Puerto Rico), for a total consideration of approximately US$ 244.7 million. SBCI Puerto Rico is the parent company of Cellular Communications of Puerto Rico, Inc., a wireless telephone operator in Puerto Rico and the US Virgin Islands. The remaining 50% equity interest in SBCI Puerto Rico is held by SBC Wireless Puerto Rico, LLC.

In January 2002, the Company sold its 50% interest in SBC International Puerto Rico to SBCI in US$ 106 million in cash and option agreement for US$ 173 million expiring at three years plus interest at LIBOR plus an applicable margin which will be determined based on debt to EBITDA ratios or the option of acquiring from SBCI, the 12.8% of its interest in Telecom Américas. (If in the three-year period, América Móvil reaches a 50% equity interest in Telecom Américas, at that time, the option could be exercised.)

vii) Empresas Cablevisión

In 1995, the Company acquired 49% of the capital stock of Empresas Cablevisión, S.A. de C.V. and subsidiaries (Cablevisión). Cablevisión provides cable TV in the Mexico City metropolitan area. The remaining 51% interest in Cablevision is held by Grupo Televisa, S.A. de C.V.

viii) Organizacion Recuperadora de Cartera S.A. de C.V.

At the end of June 2001, América Móvil jointly with Telmex and Grupo Carso established Organización Recuperadora de Cartera, S.A. de C.V. (ORCA). ORCA through a subsidiary groups together four call centers in the United States. América Móvil owns a 45% interest participation in ORCA, to which it contributed approximately US$ 46.8 million.

ix) ARBROS Communications, Inc.

In February 2001, Linsang Partners, LLC (Linsang), the parent company of ARBROS Communications, Inc. (ARBROS) and América Móvil, together with some of its subsidiaries, entered into an agreement to exchange shares. Under this agreement, ARBROS acquired a 100% of the capital stock of Comm South in exchange for a 24.9% equity interest in ARBROS and warrants to acquire additional shares of ARBROS, thus increasing América Móvil's equity interest to 45%. This transaction in the amount of approximately Ps. 1,433,130 was carried out in two stages and was finalized in July 2001.

ARBROS is a voice, data and other telecommunications service supplier to small and medium-size companies, as well as a wholesaler for customers in the northeastern part of the U.S.A.

x) Comm South Companies

Comm South is engaged in the re-sale of prepaid local telephone service in 42 states in the U.S.A. As a result of the above-mentioned exchange of shares, at the beginning of 2001, ARBROS acquired 100% of the shares comprising the capital sock of Comm South. As a result of this exchange of shares, the balance of goodwill in the amount of Ps. 655,611 was eliminated.

xi) Televista Holdings

At the end of 2001, América Móvil, together with Telmex and Grupo Carso, finalized the incorporation of Technology and Internet Holding Co. (Telvista), which groups four call centers in the U.S.A. América Móvil holds a 45% equity interest in Telvista having contributed capital in the amount of approximately U.S. $ 46.8 million.

xii) Network Access Solutions

In June 1999, the Company acquired a 0.08% equity interest in Network Access Solutions Corporation (Network Access) a provider of broadband network access services. In March 2000, the Company made additional capital contributions to Network Access and as a result, increased its equity interest to 5.9%. Total equity investments in Network Access at December 31,2000 aggregated US$ 79 million. No additional contributions were made in 2001.

On August 10, 2001 América Móvil, Sercotel and Linsang entered into a share exchange agreement with Lisang, whereby Lisang acquired from Sercotel 412,500 shares of the preferred stock of Network Access Solutions Corporation in exchange for options to acquire a 10.08% of the common stock of Armillaire Technologies, Inc. (Armillaire). The investment in Network Access at December 31, 2000 is included under the caption Other investments.

Other minor acquisitions made by the Company during 2001 and 2000 aggregated Ps.82,886 and Ps. 515,122, respectively.

At December 31, 2001, the Company recognized an impairment in the value of its equity investments in non-strategic associated companies (ARBOS Communications, Inc, Iberbanda, Network Access and Armillaire) through a charge to operations of Ps.1,940,557.

The equity in the net loss of Telecom Américas includes an impairment in the value of its subsidiaries of Ps. 1,168,292, which is presented in the statement of operations under the caption equity in net losses of discontinued operations.

8. Financial Instruments

An analysis of financial instruments at December 31, 2001 and 2000 is as follows:

a) Interest-rate swaps

To reduce exposure to financial risks, the Company has contracted interest-rate swaps, whereby during the term of such swaps and on previously established dates the parties agree to exchange cash flows for the amount determined by applying agreed rates to the contracted amount. In these specific contracts, the Company agreed to receive the interbank (TIIE) interest rate and to pay a fixed rate. The swaps are recorded in results of operations at the respective market interest rates. At December 31, 2001, the Company has contracted interest rate swaps for a base amount of Ps. 3,262,900, the fair value of which at such date represented a liability of Ps. 41,715. At December 31, 2000, the Company did not have any swaps.

b) Forward contracts

As a part of its foreign exchange hedging strategy, Telmex uses derivatives to offset the risk of loss on certain U.S. dollar denominated transactions. During 2001, the Company entered into short-term hedges which at December 31, 2001 cover liabilities of U.S.$2,740 million. The cost of these hedges charged to operations of the year was Ps.462,557. In 2000, there were no important exchange-rate hedges.

c) Options

During 2001 and 2000, the Company entered into various American Depository Receipt (ADR) call and put options to Telmex and América Móvil shares, as well as 8.3 million shares of another issuer listed on the New York Stock Exchange (NYSE). Each of the ADR's covers 20 series «L» Telmex and América Móvil shares. The options contracted by Telecom may only be exercised at their expiration. All options are denominated in U.S. dollars. The fair value of these options at December 31, 2001 represents a liability of Ps.323,922.

These transactions may be settled in cash (paying the difference between the exercise price and the market price) or in kind (exchanging the instruments covered by the ADR's or shares, instead of the exercise price).

Premiums paid or collected on these transactions are amortized at the expiration of the agreement. If the Company elects to make payment in kind, the net difference between premiums received and paid will constitute part of the purchase cost of the ADR's. If the Company elects to make payment in cash, the net premium will constitute part of the cost of the transaction charged to results of operations of the year. At December 31, 2001 and 2000, net unamortized premiums included in prepaid expenses aggregate Ps. 143,737 and Ps. 37,054, respectively.

At December 31, 2001 and 2000 unexpired call and put options to Telmex and América Móvil shares are as follows:

FILE No. 82-4379

Date of expiration	Issuer	Unexercised ADR's 2001	Unexercised ADR's 2000	Average exercise price per ADR (Dlls) 2001	Average exercise price per ADR (Dlls) 2000
2001	Telmex	-	5,000,000		55.34*
2004	América Móvil	5,000,000	5,000,000	20.34	

* Telmex price prior to spin-off

At December 31, 2001, the market price of the América Móvil ADR's and the 8.3 million shares of the issuer listed on the NYSE was U.S. $ 19.48 per ADR and U.S. $ 14.08 per share, respectively. The market price per ADR and per share at February 28, 2002 is U.S.$18.10 and U.S.$7.52, respectively. The exercise price for América Móvil ADR's is U.S. $ 20.34 and the price per share of the issuer listed on the NYSE is U.S. $ 16.26, wich options expire during 2002.

In September 2001, the Company elected not to purchase the Telmex ADR's. This transaction represented for the Company a loss of Ps. 42,603, corresponding to the amount of net premiums paid on the option.

During 2000, the Company elected to exercise its right to buy 5,740,000 Telmex ADR's at an average exercise price of U.S. $ 20.08 per ADR.

9. Employee Pensions and Seniority Premiums

Substantially all of the Company's employees are covered under defined benefit retirement and seniority premium plans.

Pension benefits are determined on the basis of compensation to employees in their final year of employment, their seniority, and their age at the time of retirement.

In 1990, the Company set up an irrevocable trust fund to cover the payment of these obligations. It adopted the policy of making annual contributions to the fund, which totaled Ps. 4,894,966 in 2001, and Ps. 1,887,095 in 2000. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Company employees.

The most important information related to labor obligations is as follows:

Analysis of the net period cost:

		2001		2000
Labor cost	Ps.	1,841,541	Ps.	2,039,001
Financial cost of projected benefit obligation		3,748,978		3,706,803
Return on plan assets		(3,175,865)		(3,247,868)
Amortization of past service costs		1,041,350		1,041,349
Amortization of variances in assumptions		100,854		(2,852)
Net period cost	Ps.	3,556,858	Ps.	3,536,433
Reserve for employee pensions and seniority premiums:				
Projected benefit obligation	Ps.	63,128,815	Ps.	56,353,130
Plan assets		(54,056,488)		(46,160,465)
Transition liability		(7,254,315)		(8,268,520)
Actuarial loss to be amortized		(11,030,677)		(6,730,723)
Past service costs and plan amendments		(317,122)		(344,085)
Net projected asset		(9,529,787)		(5,150,663)
Additional minimum liability		14,853,516		11,930,274
Reserve for employee pensions and seniority Premiums	Ps.	5,323,729	Ps.	6,779,611
Accumulated benefit obligation	Ps.	59,380,217	Ps.	52,940,076
Intangible asset included on balance sheet	Ps.	7,571,437	Ps.	8,612,605
Minimum pension and seniority premium liability adjustment to stockholders' equity	Ps.	7,282,079	Ps.	3,317,669

Of the Ps. 7,282,079 adjustment reducing stockholders' equity of the subsidiaries at December 31, 2001 (Ps. 3,317,669 at December 31, 2000), the amount corresponding to the Company based on its equity interest is Ps. 1,239,718 (Ps. 816,566 at December 31, 2000). The difference between the two amounts refers to the minority interest.

The increase in the unamortized actuarial loss in 2001 of approximately Ps. 4,300,000 is attributable basically to the increase in the projected benefit obligation resulting from the increase in salaries over what was estimated at the beginning of the year. The actuarial loss in 2000 of approximately Ps. 3,200,000 is attributable primarily to the negative results of plan assets and the positive

FILE No. 82-4379

behavior of the projected benefit obligation. The negative behavior of plan assets in 2000 was due largely to the pervasive decline in the value of securities traded on the Mexican Stock Exchange.

In the last quarter of 2000, the Company decided to review and modify the actuarial assumptions used for several years to make the actuarial computation of the projected benefit obligation and the accumulated benefit obligation at December 31, 2000, as well as the net period cost for 2001. The net period cost is systematically computed in a prospective manner at the beginning of the year. The changes in actuarial assumptions were based on objective judgmental elements considered by both the Company and the independent actuary, including past experience of the Company and of the country in recent years, as well as expectations with respect to the future. Also, in the final quarter of 2001, because of the general economic situation, the Company decided to review and modify the annual rate of return on the fund, which was reduced from 7.84% to 6.84%. The rates used in the actuarial studies were:

	2001	2000
Discount of labor obligations:		
First year	6.84%	6.84%
Long-term average	5.85%	5.85%
Increase in salaries:		
First year	1.85%	1.85%
Long-term average	0.96%	0.96%
Annual return from the fund	6.84%	6.84%

The changes in financial assumptions resulted in a decrease of approximately Ps.1,200,000 in the net period cost of 2001, compared to the cost that would have been determined on the basis of the previous actuarial assumptions. The change represented a decrease of approximately Ps. 6,160,000 in the projected benefit obligation, the accumulated benefit obligation, and in the charge to stockholders' equity for labor obligations at December 31, 2000.

At December 31, 2001, 66% (71% in 2000) of plan assets were invested in fixed-income securities and 34% (29% in 2000) in variable-income securities.

10. Debt

The debt consists of the following:

	Average interest Rates 2001	Average interest Rates 2000	Maturities from 2002 through		Balance at December 31 2001		Balance at December 31 2000
Debt denominated in foreign currency:							
Convertible senior debentures (1)	4.2%	4.2%	2004	Ps.	9,142,300	Ps.	10,022,087
Senior notes (2)	8.2%	-	2006		13,713,450		-
Banks (3)	3.1 %	7.4%	2011		26,916,367		26,945,851
Suppliers' credits	3.3 %	7.6%	2022		2,832,010		3,884,871
Financial leases	2.9 %	7.2%	2006		2,527,044		1,503,621
Mexican government	2.8 %	7.0%	2006		164,186		212,691
Total					55,295,357		42,569,121
Debt denominated in local currency							
Medium-term notes (4)	7.5 %	20.2 %	2007		1,088,230		9,396,000
Commercial paper	7.9 %	18.0 %	2002		17,456,205		29,807,523
Domestic senior notes («Certificados Bursátiles»)	11.6%	-	2007		4,250,000		-
Banks	7.2 %	18.1 %	2004		4,505,403		10,645,938
Financial leases	8.9 %	19.9%	2004		13,534		69,476
Total					27,313,572		49,918,937
Total debt					82,608,929		92,488,058
Less short-term debt and current portion of long-term debt					26,439,948		50,171,276
Long-term debt				Ps.	56,168,981	Ps.	42,316,782

The above mentioned rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2001 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 7.5% (12.2% at December 31, 2000).

An analysis of the foreign currency denominated debt at December 31, 2001 is as follows:

	Foreign Currency (in thousands)	Exchange rate at December 31, 2001 (in units)		Mexican pesos equivalent
U.S. dollar	6,024,487	9.1423	Ps.	55,077,667
French franc	176,482	1.2335		217,690
Total			Ps.	55,295,357

At December 31, 2001, Telmex has long-term lines of credit with certain banks that do not require compensating balances. Commitment fees range from 0.25% to 1.5% of available balances. The unused committed lines of credit at December 31, 2001 totaled approximately Ps. 6,120,000, at a floating interest rate of approximately LIBOR plus one point at the time of use.

Additional information on some of the above-mentioned captions is as follows:

(1) On June 11, 1999, the Company issued U.S.$ 1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADSs), each representing 20 Telmex «L» shares. The conversion price is U.S.$ 47.46095 per ADS, equal to a conversion ratio of 21.07 «L» shares ADSs per U.S.$ 1,000 principal amount of the convertible debentures, subject to adjustment under certain circumstances. As result of the spin-off, the conversion rate was adjusted from 21.07 to 33.81.

Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer's voting shares, the holders of the convertible debentures may ask Telmex to repurchase the convertible debentures, for 100% of the principal amount plus unpaid accrued interest through the repurchase date.

The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable semiannually. In 2001 and 2000, accrued interest on these debentures aggregated Ps. 436,479 and Ps. 435,733, respectively.

(2) On January 26, 2001, Telmex issued senior notes for U.S.$ 1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, the Company issued supplemental senior notes for U.S.$500 million with similar characteristics. In 2001, accrued interest on the bonds was Ps. 1,057,636.

(3) At December 31, 2001 and 2000, the debt denominated in foreign currency with banks includes:

i) Loan of U.S.$ 309,153,000 from JP Morgan Chase to Telecom. To guarantee the loan Telecom placed in trust 9,700,000 ADR's representing 194 million series «L» Telmex shares which will be returned to Telecom in 2003, when the loan is repayable, plus an additional amount based on the market value of the ADR on the New York Stock Exchange. The loan bears LIBOR plus 1.36 points annual interest, payable by Telecom quarterly.

ii) Loan of U.S. $ 226,598,400 from J.P. Morgan Chase to Telecom. To guarantee the loan, Telecom placed in trust 8,000,000 ADR's representing 160 million series «L» Telmex shares, which were returned to Telecom in 2001, at the time the loan was repaid. Telecom paid interest on the loan quarterly at the annual rate of 4.14%.

(4) In July 2000, Telecom issued an unsecured medium-term note in the amount of 356,180,900 investment units (UDI's). The note matures in seven years and is payable at maturity on July 20, 2007. Interest on the note is payable semi-annually at the annual rate of 7.50%. At December 31, 2001, the value of the UDI is equal to 3.05 pesos (3.09 pesos at February 28, 2002).

Long-term debt maturities at December 31, 2001 are as follows:

Year		Amount
2003	Ps.	11,492,581
2004		17,858,460
2005		3,444,846
2006		16,329,101
2007 and beyond		7,043,993
Total	Ps.	56,168,981

Subsequent event

On February 15, 2002, Telmex made two placements of domestic senior notes («Certificados bursátiles») for Ps. 850 million and Ps. 1,650 million with maturities of three and five years, respectively, bearing interest at the 91-day CETES rate plus one point and the 182-day CETES rate plus 0.8%, respectively.

11. Deferred Credits

Deferred credits consist of the following at December 31, 2001 and 2000:

FILE No. 82-4379

		2001		2000
Advance billings	Ps.	995,444	Ps.	1,316,175
Advances from subscribers and others		12,570		7,984
Total	Ps.	1,008,014	Ps.	1,324,159

12 Foreign Currency Position and Transactions

a) At December 31, 2001, the Company has a net foreign currency short position of U.S.$ 5,943 million (net foreign currency short position of U.S.$ 4,103 million at December 31, 2000). These short positions do not include the call and put options described in Note 8 or the positions of foreign subsidiaries.

The net exchange gain for 2001 and 2000 was Ps. 379,753 (net exchange loss of Ps.87,194 in 2000). Such amounts were credited to income of each year.

The prevailing exchange rate at December 31, 2001 was Ps. 9.14 per U.S. dollar (Ps.9.60 per U.S. dollar at December 31, 2000). At February 28, 2002, which is the date of issuance of these financial statements, the exchange rate of the Mexican peso relative to the U.S. dollar was Ps. 9.08 per U.S. dollar.

b) In the years ended December 31, 2001 and 2000, the Company (excluding its foreign subsidiaries) had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Millions of U.S. dollars			
		2001		2000
Net settlement revenues	U.S.$	253	U.S.$	516
Interest expense		337		123
Operating expenses		136		139

13. Commitments and Contingencies

a) The Company leases certain equipment used in its operation under capital leases. At December 31, 2001, the Company had the following commitments under noncancelable leases:

Year ended December 31,		
2002	Ps.	606,288
2003		739,940
2004		674,545
2005		499,487
2006		102,435
Total		2,622,695
Less interest		82,017
Present value of net minimum lease payments		2,540,678
Less current installment		587,143
Long-term obligation at December 31, 2001	Ps.	1,953,535

b) At December 31, 2001, the Company has noncancelable commitments of approximately Ps. 2,450,000 (Ps. 3,763,000 in 2000) for the purchase of equipment.

c) At December 31, 2001, there are no outstanding letters of credit (Ps. 6.264 in 2000), which were issued to foreign suppliers for the purchase of materials and supplies.

d) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Teléfonos de México, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company's external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under Mexican Federal law. COFETEL, based on the COFECO ruling, which was later reversed, handed down a new ruling imposing certain specific obligations on Teléfonos de México, S.A. de C.V. The ruling of COFETEL was appealed in a Federal Court and is still pending. Also, the SCT imposed a fine on Teléfonos de México, S.A. de C.V. for not complying with certain obligations. The fine was also appealed and the matter is pending. In 2001, COFECO upheld its previous ruling and handed down a new ruling supporting the findings with respect to the substantial power that Teléfonos de México, S.A. de C.V exercises over five telecommunications markets. Teléfonos de México, S.A. de C.V. has also appealed in a Federal District Court.

As a result of these findings, COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that are also being appealed.

e) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A. de C.V. to COFECO for alleged monopolistic practices.

In July 2001, the COFECO ruled that Teléfonos de México, S.A. de C.V. was responsible for monopolistic practices. Teléfonos de México, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and denied.

Currently, the respective defense against the denial is being prepared.

f) Under Mexican law, Teléfonos de México, S.A. de C.V. remains jointly and severally liable for any obligations transferred to América Móvil pursuant to the spin-off for a period of three years beginning on September 2?, 2000, the spin-off date. Such liability, however, does not extend to any obligation with a creditor that has given its express consent relieving Teléfonos de México, S.A. de C.V., of such liability and approving the spin-off. In addition, Teléfonos de México, S.A. de C.V., has the following specific obligations:

i) Teléfonos de México, S.A. de C.V. has guaranteed indebtedness of ATL Algar Telecom Leste, S.A. under certain credit facilities, for up to U.S.$104.3 million. América Móvil has agreed to indemnify Teléfonos de México, S.A. de C.V. against any liability under these guarantees.

ii) Teléfonos de México, S.A. de C.V. has guaranteed certain obligations of Iberbanda, S.A., (formerly FirstMark Comunicaciones España, S.A.). The guarantee is limited to 4,606.3 million Spanish pesetas. América Móvil has agreed to indemnify Teléfonos de México, S.A. de C.V. for any liability derived from these guarantees.

g) Under Mexican laws Carso Global Telecom., S.A. de C.V. is jointly and severally liable for a period of three years from the date of publication of the resolution approving the spin-off for the obligations that were transferred to América Telecom, S.A. de C.V. However, this obligation does not extend to any creditor that has approved the spin-off and has expressly consented to the release of Telecom from such obligation. Telecom may not be released from these commitments without the express consent of the beneficiaries.

FILE No. 82-4379

14. Related Parties

In the years ended December 31, 2001 and 2000, Telmex had the following significant transactions with related parties:

		2001		2000
Purchase of materials, inventories and fixed assets (1)	Ps.	6,745,360	Ps.	6,149,795
Payment of insurance premiums and fees for administrative and operating services (2)		1,638,417		1,899,056
Payment of «Calling Party Pays» interconnection fees (3)		7,011,828		5,970,070
Donations to a non-profit social welfare organization		500,013		1,302,701
Sale of materials, inventories, fixed assets (4)		416,178		492,448
Sale of long distance and other telecommunication services (5)		3,171,635		2,636,968

1) Includes Ps. 5,588,619 in 2001 (Ps. 4,921,823 in 2000) for fiber optic and satellite network services with a subsidiary of the Condumex group.

2) In 2001, includes Ps. 472,098 for insurance premiums with Seguros Inbursa, S.A. (Ps.543,521 in 2000), as well as Ps. 502,622 (Ps. 375,322 in 2000) for fees paid for administrative and operating services to technology partners.

3) Interconnection fee from the «Calling Party Pays» program (CPP); incoming calls from a fixed line telephone to a wireless telephone paid to a subsidiary of América Móvil. In 2001 and 2000, this income is included in income of discontinued operations, eliminating the effect at net income level.

4) Includes Ps. 164,078 in 2001 (Ps. 159,960 in 2000) from the sale of construction materials to a subsidiary of the Condumex group.

5) Interconnection revenues from interconnection of outgoing calls from the wireless network to the fixed line network of a subsidiary of América Móvil.

i) At December 31, 2001, Telmex had amounts due to a subsidiary of the Condumex group and a subsidiary of América Móvil of Ps. 1,123 million and Ps. 581 million, respectively (Ps. 206 million and Ps. 477 million in 2000).

At December 31, 2000, the accounts receivable of the discontinued operations include the Ps. 477 million.

ii) At December 31, 2001, Global has an account due to Grupo Carso of U.S. $ 11.6 million.

15. Stockholders' Equity

a) At an extraordinary stockholders' meeting held on November 29, 2000, it was decided to merge GT2000, S.A. de C.V. (GT2000) the disappearing company, into Telecom. As a result of this merger the capital stock of Telecom was increased by Ps.93,862 (Ps.88,946 nominal) and 150,015,728 common series «A-1» fixed capital shares were issued for delivery to the stockholders of GT2000.

b) At an extraordinary meeting held on December 21, 2001, the stockholders of Carso Global Telecom, S.A. de C.V. approved the merger of Banesci2000, S.A. de C.V. (the disappearing company) into Carso Global Telecom, S.A. de C.V. (the surviving company). As a result of the merger, 967 series «A-1» shares were issued, representing fixed minimum capital.

c) At December 31, 2001 and 2000, capital stock is represented by 3,757,265,966 and 3,802,227,075 common, registered series «A-1» shares with no par value, representing the fixed minimum capital. In addition, in conformity with Telecom's bylaws, the Company may issue series «A-2» shares, corresponding to variable capital. At December 31, 2001 and 2000, there are no series «A-2» shares issued and outstanding.

The variable portion of capital may not exceed ten times the fixed minimum capital and the related shares may only be held by Mexican nationals or corporate entities with a clause excluding foreigners.

d) At a regular stockholders' meeting held on December 26, 1996, it was decided to establish a reserve for the purchase of the Company's own shares in the historical amount of Ps. 987,077 (Ps. 1,658,020 restated to December 31, 2001). In addition, the maximum nominal amount of capital that may be earmarked for the purchase of the Company's own shares was set at Ps. 117,892, equal to 5% of capital stock. At a regular stockholders' meeting held on April 28, 2000, it was decided to increase by Ps. 3,512,923 (Ps.3,864,802 restated) the reserve for the purchase of the Company's own shares. As a result, the total authorized nominal amount of such reserve at December 31, 2001 was Ps. 4,500,000 (Ps. 5,709,537 restated). During 2000, the Company repurchased 132,849,001 shares for Ps. 2,834,819. During 2001, the Company repurchased 44,962,076 shares for Ps. 932,118. At the date of the issuance of these financial statements, there are 177,811,077 treasury shares for re-placement.

e) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches 20% of capital stock issued and outstanding.

f) Net earnings per share were obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding at December 31, 2001 and 2000, the shares acquired by the Company (treasury shares) were excluded. Earnings per share were Ps. 1.5690 and Ps. 1.5830 at December 31, 2001 and 2000, respectively. The average weighted number of shares considered in the computation for 2001 and 2000 was 3,765.8 million and 3,784 million, respectively.

g) At December 31, 2001, other accumulated comprehensive income items include the effect of labor obligations and the deficit from restatement of stockholders' equity, net of deferred taxes in the amount of Ps. 1,239,718 and Ps. 11,684,582, respectively (Ps.816,566 and Ps. 3,663,747 in 2000).

16. Income Tax, Asset Tax and Employee Profit Sharing

a) Income tax shown in the statement of income represents the tax determined individually by the Company and for each of its subsidiaries. Telecom and its subsidiaries Orient and Multimedia were authorized to determine their tax result on a consolidated basis effective January 1, 1999. Neither Telmex nor América Móvil is included in the tax consolidation. Empresas y Controles will be included in the tax consolidation of Telecom starting in fiscal year 2002.

In addition, Telmex was authorized to consolidate for tax purposes effective January 1, 1995.

b) The statutory corporate income tax rate for 2001 and 2000 was 35%. However, corporate taxpayers had the option of deferring a portion, so that the tax payable for those years represented 30% of taxable income. The earnings on which taxes were deferred must be controlled in a so-called «net reinvested tax profit» account («CUFINRE»), to clearly identify the earnings on which the taxpayer has opted to defer payment of corporate income tax. Effective January 1, 2002, the above-mentioned option of deferring a portion of income tax was eliminated.

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of the enacted corporate income tax rate.

In addition, from January 1, 1999 through December 31, 2001, cash dividends obtained by individuals or residents abroad from corporate entities in Mexico, were subject to a 5% withholding tax on the amount of the dividend multiplied by 1.5385 (1.515 for dividends paid from the determined balance of the «CUFIN» account at December 31, 1998).

c) The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The income tax provisions of these subsidiaries are not material in relation to the consolidated financial statements.

d) The accumulated effect of the new accounting Bulletin D-4 at the beginning of 2000 was Ps. 9,162,420 (Ps. 2,478,754 corresponding to the majority stockholders' equity and Ps. 6,673,226 to the minority interest), with simultaneous recognition of a deferred tax liability.

e) An analysis of income tax provisions is as follows:

	2001	2000
Current year income tax	Ps. 10,577,163	Ps. 6,351,538
Deferred income tax, net of related monetary gain of Ps. 1,442,171 (Ps. 1,286,053 in 2000)	1,389,565	2,086,466
Total	Ps. 11,966,728	Ps. 8,438,004

A reconciliation of the enacted tax rate to the effective tax rate is as follows:

	Year ended December 31	
	2001	2000
	%	%
Enacted tax rate	35.00	35.00
Depreciation	(0.5)	(8.50)
Financing costs	(2.2)	(3.80)
Other	(0.41)	(0.08)
Effective tax rate	31.89	22.62

The percentage decrease in depreciation in 2001 was due basically to the change in the depreciation method based on the requirements of current tax legislation.

f) The Company recognized deferred taxes on the following items at December 31, 2001 and 2000:

		2001		2000
Deferred tax assets:				
Allowance for doubtful accounts and slow-moving inventories	Ps.	669,852	Ps.	960,285
Tax loss carry forwards		1,243,440		76,445
Unaccrued services billed		124,768		445,754
Liability reserves		247,717		75,117
Excess cost over appraised value of Federal microwave network		-		14,500
Others		114,744		
		2,400,521		1,572,101
Deferred tax liabilities:				
Fixed assets		(11,201,916)		(10,956,766)
Inventories		(285,152)		(313,541)
Licenses		(155,051)		(226,062)
Pensions and seniority premiums		(808,622)		(1,802,771)
Other items		-		(1,350)
		(12,450,741)		(13,300,490)
Net deferred tax (liability)	Ps.	(10,050,220)	Ps.	(11,728,389)

An annual one percentage point decrease in the corporate income tax rate was approved starting in 2003, so that in 2005 and succeeding years the rate will be 32%. The effect this change will have in succeeding years has not yet been determined, although it is not expected to be material.

g) At December 31, 2001, the Restated Contributed Capital Account (CUCA), CUFIN and CUFINRE balances were approximately Ps.5,363,199, Ps.7,407,774 and Ps.9,7[illegible]52, respectively.

h) Asset tax

The 1.8% asset tax (which is a minimum income tax) is payable on the average value of most assets net of certain liabilities. Asset tax for the years ended December 31, 2001 and 2000 was Ps.103,453 and Ps.104,139, respectively. Such amounts were remitted after crediting income tax paid in each year.

i) Employee profit sharing

Employee profit sharing is determined basically on taxable income, excluding the effects of inflation.

17. Segments

After the spin-off described in Note 2, the Company operates primarily in two segments: local and long-distance telephone services. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services, exclusive of the long-distance calls originated in public and rural telephones and data transmission, services included in the others, adjustments and eliminations column. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	Local Service		Long Distance		Others, adjustments and eliminations		Total consolidated
	(Amounts in millions of mexican pesos with purchasing powerat December 31, 2001)						
At December 31, 2001							
Revenues:							
External revenues	Ps.	70,099	Ps.	25,385	Ps.	15,553	Ps. 111,037
Intersegment revenues		9,782				(9,782)	
Depreciation and amortization		11,850		2,095		5,029	18,974
Operating income		27,826		9,118		4,069	41,013
Segment assets (1)		172,504		33,486		30,510	236,500
At December 31, 2000							
Revenues:							
External revenues		64,674		27,058		15,484	107,216
Intersegment revenues		14,484				(14,484)	
Depreciation and amortization		13,061		2,181		4,792	20,034
Operating income		30,501		6,526		2,198	39,225
Segment assets (1)		171,641		31,431		28,319	231,391

Additionally, the others, adjustments and eliminations column includes the yellow and white pages directories and other services. Intersegmental transactions are reported at fair value. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

(1) Segment assets include plant property and equipment, construction in progress, inventories and advances to suppliers, without including accumulated depreciation.

EMISNET FILE No. 82-4379

Emisora: CARSO GLOBAL TELECOM, S.A DE C.V..

Usuario: ALEJANDRO ESCOTO CANO.

Nombre del sobre: infoanual.pdf

Longitud del sobre: 715302 **bytes.**

Fecha de recepcion : Jun 28 2002 1:36:43:103PM.

Folio de recepcion: 8110.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
infoanual.pdf	[illegible]	Informe Anual

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EMISNET

Emisora: CARSO GLOBAL TELECOM, S.A DE C.V..

Usuario: ALEJANDRO ESCOTO CANO.

Nombre del sobre: Telecom.ens

Longitud del sobre: 34490 bytes.

Fecha de recepcion: Jul 23 2001 2:19:03:383PM.

Folio de recepcion: 7059.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
informea.bmv	informea	Informe Anual

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error